                                                           OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires: December 31, 1997
                                                  Estimated average burden
                                                   hours per response .... 14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                         NATIONAL SEMICONDUCTOR CORP.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  637640103
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103                   13G                      Page 2 of 2 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SANFORD C. BERNSTEIN & CO., INC.
                          767 FIFTH AVENUE
                          NEW YORK NY 10153

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                              (b) / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION


                     5    SOLE VOTING POWER

                              96,962
NUMBER OF SHARES
                     6    SHARED VOTING POWER*
 BENEFICIALLY
                              436,263
 OWNED BY EACH
                     7    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              1,199,055
     WITH
                     8    SHARED DISPOSITIVE POWER

                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,119,055

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                      / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              0.7%

12   TYPE OF REPORTING PERSON

                              IA/BD

* Sanford C. Bernstein & Co., Inc. clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Sanford C. Bernstein & Co., Inc.

Sanford C. Bernstein & Co., Inc.
Investment Research and Management
1 North Lexington Avenue, White Plains NY 10601
914-993-2300   Fax 914-993-2616                    Registered Investment Advisor
                                           Member, New York Stock Exchange, Inc.

                                  SCHEDULE G
                   Under the Securities Exchange Act of 1934

Item 1(a):      National Semiconductor Corp.
Item 1(b):      2900 Semiconductor Dr.
                PO Box 58090
                Santa Clara CA 95052

Item 2(a):      Sanford C. Bernstein & Co., Inc.
Item 2(b):      767 Fifth Avenue New York NY 10153
Item 2(c):      New York
Item 2(d):      Common
Item 2(e):      637640103

Item 3:         Investment Advisor/Broker Dealer

Item 4(a):      1,199,055
Item 4(b):      0.7%
Item 4(c)(i):   96,962
Item 4(c)(ii):* 436,263
Item 4(c)(iii): 1,199,055
Item 4(c)(iv):  0

Item 5:         Not Applicable

Item 6: The security referred to in this schedule is held for the accounts of discretionary clients. These clients have the right to receive dividends from and the proceeds of the sale of such security.

Item 7:         Not Applicable

Item 8:         Not Applicable

Item 9:         Not Applicable

Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

* Sanford C. Bernstein & Co., Inc. clients who have appointed an independent voting agent with instructions to vote shares in the same manner as Sanford C. Bernstein & Co., Inc.

Schedule G
Under the Securities Exchange Act of 1934
Page Two

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1999
Date

/s/ Michael Borgia
Signature

Michael Borgia, Senior Vice President
Name/Title